

Mailstop 4561

January 27, 2017

David E. Keffer
Chief Financial Officer
CSRA Inc.
3170 Fairview Park Drive
Falls Church, VA 22042

> **Re: CSRA Inc.**
> **Form 10-K for Fiscal Year Ended April 1, 2016**
> **Filed May 27, 2016**
> **Form 10-Q for the Quarterly Period Ended September 30, 2016**
> **Filed November 10, 2016**
> **File No. 001-37494**

Dear Mr. Keffer:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended April 1, 2016

Consolidated Financial Statements

Note 17 – Pension and Other Post Retirement Benefit Plans

Plan Asset Valuation Techniques, page 108

1.   Considering the significance of your investment in funds of hedge funds to total plan assets, please tell us your consideration to providing more expanded disclosure related to the following:

- Disclosing the valuation techniques and assumptions you use to determine the fair value of these assets. If you do not develop the quantitative assumptions yourself, please tell us who provides the fair value measurements for these investments as well as your consideration to disclosing that you obtain the values from a third-party. Also, tell us what information is reasonably available to you as the sole investor in these funds.

- Providing a description of the sensitivity of the fair value measurement to changes in unobservable inputs if a change in those inputs to a different amount might result in a significantly higher or lower fair value measurement.

Please refer to ASC 820-10-50-2(bbb) and (g).

Form 10-Q for the Quarterly Period Ended September 30, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Overview, page 34

2. We note your non-GAAP measure of Total Segment Operating Income, along with the discussion of the usefulness and limitations associated with this measure. Please further expand your disclosures to more clearly describe why you believe this measure provides useful information to investors, as well as any specific limitations this measure may have for investors when assessing your results of operations. For example, your disclosures should specifically address that such measure excludes certain costs (i.e., Corporate G&A) that are essential to the operation of your business. Please refer to Item 10(e)(1)(i)(C) of Regulation S-K.

3. Please revise your presentation to begin your reconciliation with GAAP results rather than non-GAAP results. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Business Drivers and Key Performance Indicators, page 37

4. In your measure of free cash flow, you record an adjustment for the relative impact of net proceeds arising from the initial sale of billed and/or unbilled receivables. Please clarify what this adjustment consists of and revise your disclosures accordingly. In this regard, the adjustment presented in the tabular reconciliation on page 38 does not agree to the net cash inflow and outflow disclosed on page 13 for any period except the six months ended October 1, 2015.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

David E. Keffer
CSRA Inc.
January 27, 2017
Page 3

You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services